April 23, 2026

Via EDGAR Submission

Office of Trade & Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: ScanSource, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2025
Filed August 21, 2025
File No. 000-26926

Ladies and Gentlemen:

On behalf of ScanSource, Inc. (the “Company”), we respectfully submit the following responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in its letter dated March 13, 2026 regarding the Company’s Form 10-K for the fiscal year ended June 30, 2025. For ease of reference, the Staff’s comments are restated below in italics, followed by the Company’s responses.

Comment 1

Here you state “Incentives received from suppliers for specifically identified incremental market development funds are recorded as adjustments to net sales.” However, on page 35, you state “Incentives received from suppliers for specifically identified incremental market development funds are recorded as adjustments to selling, general and administrative expenses.” Please advise.

Response

The Company acknowledges the Staff’s comment and advises that the disclosure on page 53 of the Form 10-K, which states that incentives received from suppliers for specifically identified incremental market development funds are recorded as adjustments to net sales, is incorrect.

The disclosure on page 35 correctly reflects the Company’s accounting policy, which has been applied consistently. Specifically, the Company records incentives received from suppliers for

April 23, 2026

specifically identified incremental market development funds as a reduction of selling, general and administrative expenses to the extent such incentives reimburse qualifying marketing costs incurred by the Company. Any amounts received in excess of such costs are recorded as a reduction of cost of goods sold. The Company does not record such incentives as a reduction of net sales.

This accounting treatment is consistent with the guidance in ASC 705-20 and ASC 606-10 regarding consideration received from vendors.

The Company will revise its significant accounting policy disclosures in future filings to clearly and consistently describe this accounting treatment and to remove references indicating that such incentives are recorded as adjustments to net sales.

The revised disclosure will be substantially similar to the following:
“Incentives received from suppliers for specifically identified incremental market development funds are recorded as a reduction of selling, general and administrative expenses to the extent they reimburse qualifying marketing costs incurred by the Company. Any amounts received in excess of such costs are recorded as a reduction of cost of goods sold.”

Comment 2

Please tell us how your disclosure complies with the requirement to disclose how the chief operating decision maker uses your reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources pursuant to ASC 280-10-50-29(f). Refer to ASC 280-10-55-47(bb) for guidance.

Response

The Company acknowledges the Staff’s comment and advises that its chief operating decision maker (“CODM”) regularly reviews segment-level operating income, along with revenue and gross margin information, to assess segment performance and allocate resources.

The Company enhanced its segment disclosures beginning in its Form 10-Q for the quarter ended September 30, 2025 to more explicitly describe how the CODM uses segment-level financial information. The Company believes this disclosure complies with the requirements of ASC 280-10-50-29(f) and the illustrative guidance in ASC 280-10-55-47(bb).

The Company will continue to include this enhanced disclosure in its future filings. The disclosure describes the specific measures reviewed by the CODM and how those measures are used in assessing performance and allocating resources.

April 23, 2026

Illustratively, the disclosure states that:
“The CODM reviews key financial measures for each reportable segment based on various financial results including net sales, gross profit and operating income. These measures are assessed in the annual budget process as well as on an actual-to-budget comparison and an actual-to-forecast comparison when making decisions about the allocation of resources to each segment. In addition to financial results such as net sales, gross profit, and operating income, the CODM also considers a range of operational and financial metrics, including EBITDA, return on invested capital, customer metrics and other strategic indicators. These tools support a comprehensive view of performance and inform strategic decisions across our reportable segments.”

Closing

The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, or actions by the Staff.

If you have any questions regarding the foregoing responses, please feel free to contact me at (864) 286-4302.

Sincerely,

/s/ Steve Jones

Steve Jones
Senior Executive Vice President and Chief Financial Officer
ScanSource, Inc.